Stoecklein Law Group
Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

January 23, 2012

Pamela A. Long
United States
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

RE:           Oraco Resources, Inc.
Amendment No. 1 to Current Report on Form 8-K
Filed October 17, 2011
File No. 333-167607
Amendment No. 1 to Quarterly Report on Form 10-Q for the Period Ended June 30, 2011
Filed September 21, 2011
File No. 333-167607

Dear Ms. Long,

This correspondence is in response to your letter dated October 27, 2011 in reference to Oraco Resources, Inc.’s (the “Company”) filings of the Amendment No. 1 to Form 8-K filed on October 17, 2011 and Amendment No. 1 to Form 10-Q for the quarter ended June 30, 2011 filed on September 21, 2011.

We have keyed our responses to your comment items in their original numeric order.

Amendment No. 1 to Current Report on Form 8-K

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

1.
We note your new disclosures that “ORI is controlled by Gregg Johnson,” “Jyork is controlled by Charles Huggins” and neither Mr. Johnson nor Mr. Huggins is affiliated with you or your affiliates. Please tell us what you mean by these disclosures. In this regard, we note that ORI and Jyork are now wholly-owned subsidiaries of your company and that neither Mr. Johnson nor Mr. Huggins is included in your beneficial ownership disclosures. If Messrs. Johnson and Huggins hold management roles with ORI and Jyork, please revise your disclosure accordingly to describe their roles.

Response: The Company has revised its disclosure to read as follows:

“ORI is controlled by Gregg Johnson and Jyork is controlled by Charles Huggins. Prior to the completion of the acquisitions, neither Gregg Johnson nor Charles Huggins was affiliated with the Registrant or its affiliates, or any director or officer of the Registrant or any such director or officer.”

Oraco Resources
January 23, 2012
Page  of 25

Industry and Market Data, page 4

2.
We note your response to comment 10 in our letter dated June 24, 2011. As previously requested, please identify in your filing the sources for the industry, market and scientific information you provide. In this regard we note that in your response you identify the World Gold Council as the source of this information but in the filing the only clear reference to the World Gold Council is on page 14, and that reference is to provide attribution for a chart. Elsewhere in the filing, page 12 for example, you refer to GFMS and LBMA as sources for information. Please identify these sources, including, but not limited to, defining the acronyms. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public.

Response: The Company has revised its disclosure to identify in its filing the sources used for the industry, market and scientific information. The disclosure under the heading “Industry and Market Data” now reads as follows:

“The industry, market and scientific data and certain other statistical information used throughout this report are based on the following sources: World Gold Council (WGC), GFMS World Gold (GFMS), Kitco, and The London Bullion Market Association (LBMA). All sources used are widely available to the public. In addition, some data are based on our good faith estimates.”

Business Development, page 4

3.
We note your response to comment 11 in our letter dated June 24, 2011, as well as your revised disclosure. As previously requested, please revise your disclosure to provide a materially complete description of the mining contract rights that you acquired through your acquisition of Jyork. For example, your revised disclosure does not adequately describe the nature of the rights you acquired or explain what you mean by 70%-30% ownership.

Response: The Company revised its disclosure to provide a complete description of the mining contract rights. The disclosure now reads as follows:

•
Gbense Tailings Number 5 – Memorandum of Understanding which provides that JYORK and the Gbense Chiefdom will work jointly to recovery any precious minerals and all other natural resources found above or below the ground at Tailings Number 5, with JYORK providing any necessary expertise and/or machinery.  The net profits realized from these efforts will be divided 70% to JYORK and 30% to the Gbense Chiefdom. (“Net Profits” being defined as the gross value of the recovery, as determined by governmental agencies, less any and all costs incurred in connection with the recovery and evaluation of the product).

•
Zimmi Mining Area – Memorandum of Understanding which provides that JYORK and the Baysuagung-Gbeya Cooperative Mining Society will work jointly to recovery any precious minerals and all other natural resources found above or below the ground at the Zimmi mining site, with JYORK providing any necessary expertise and/or machinery.  The net profits realized from these efforts will be divided 70% to JYORK and 30% to the Baysuagung-Gbeya Cooperative Mining Society. (“Net Profits” being defined as the gross value of the recovery, as determined by governmental agencies, less any and all costs incurred in connection with the recovery and evaluation of the product).

Oraco Resources
January 23, 2012
Page  of 25

•
Nimini Hills – Memorandum of Understanding which provides that JYORK and the Nimikoro Chiefdom will work jointly to recovery any precious minerals and all other natural resources found above or below the ground, with JYORK providing any necessary expertise and/or machinery.  The net profits realized from these efforts will be divided 69% to JYORK and 31% to the Nimikoro Chiefdom, with 1% of the Nimikoro Chiefdom’s portion to be used for developmental purposes. (“Net Profits” being defined as the gross value of the recovery, as determined by governmental agencies, less any and all costs incurred in connection with the recovery and evaluation of the product).

Business of Oraco Resources page 6

4.
We note your new disclosure that “[m]anagement believes that with at least $5 million USD, the Company will be able to attain an initial production target of at least 0.5 – 1.0 GPT (Grams per ton) of gold that will yield in excess of more than 5,000 to 10,000 ounces of gold per year.” Please tell us why you believe you can make these predicative “will” statements, which appear to be promising particular outcomes, or revise your disclosure accordingly to recognize and explain the degree of uncertainty associated with management’s hopes and expectations.

Response: The Company has revised its disclosure as follows:

Management believes that with at least $5 million USD, the Company should be able to attain a significant initial production of gold.  If we are able to acquire additional gold bearing concessions, and the capital necessary to operate such concessions, we should be able to expand annual gold production significantly from the initial levels, with the rate of expansion being dependent upon the amount of gold recovered, the number of additional concessions we are able to obtain and the level of additional capital that can be raised.

There has been no drilling to test the depth potential of commercial ore on these properties, and proposed programs on such properties are exploratory in nature only.  Development of these mineral properties is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that additional commercial quantities of ore will be discovered on the Company’s exploration properties.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable.

5.
We note your response to comment 13 in our letter dated June 24, 2011, stating that you have removed the disclosure pertaining to specific production quantities and grades from your filing. However we note on page 6 of your amended filing that you disclose specific production quantities and grades. Therefore we reissue the comment.

Response: The Company has removed this disclosure from its filing.

Oraco Resources
January 23, 2012
Page  of 25

6.
We note your response to comment 14 in our letter dated June 24, 2011, and we are in receipt of the supplemental materials. In your response to comment 20 in our letter dated June 24, 2011, you state that in order to secure the right to mine you must enter a surface lease with the landowner and that the mineral rights must be obtained from the government. The supplemental material that we have received appears to contain the surface lease agreements with the various landowners. Please forward to our engineer, as supplemental information and not as part of your filing, a translated copy of the document issued by the government that supports your right to mine. If possible please provide this information on a CD, formatted as Adobe PDF files.

Response: The Company has sent your engineer the governmental authorization for Nimini Hills and Zimmi in PDF format on a CD.  The Company has requested copies of the governmental authorization for Gbense Tailings Number 5 from Sierra Leone and will forward to your engineer as soon as possible.

7.
We note your response to comment 16 in our letter dated June 24, 2011. Please disclose certain identifying information such as property names, claim numbers, grant numbers, mining concession name or number, and dates of recording. Additionally, please disclose the area of your claims, either in hectares or in acres.

Response: The Company revised some of their disclosures under the heading “Mining Properties” beginning on page 17 as best as possible with the information available to them as a result of the way business is done in Sierra Leone.

8.
We note your response to comment 17 in our letter dated June 24, 2011. Please disclose a description of any work that has been completed on your property, the present condition of your property, any infrastructure that is located on your property, and the source of power and water for your project.

Response: The Company revised their disclosure to include a description of any work that has been completed on their property, present condition of their property, any infrastructure that is located on their property, and the source of power and water for their project. Please see disclosure under the heading “Mining Properties” beginning on Page 17.

Environmental Regulation, page 16

9.
We note your response to comment 23 in our letter dated June 24, 2011, as well as your revised disclosure. As previously requested, please revise your disclosure to address the specific regulations applicable to your business. Your current disclosure continues to be generic and not tailored to your business. For example, you do not identify the jurisdictions or agencies that regulate your activities nor do you identify from whom you must obtain licenses and permits and whether you have obtained such licenses and permits. Similarly, you indicate that mining license holders must take certain actions, such as acquiring environmental impact assessment licenses, but you do not indicate whether you have undertaken these actions. Please refer to Item 101(h)(4)(xi) of Regulation S-K, as applicable.

Response: The Company has revised their disclosure to include the following:

Oraco Resources
January 23, 2012
Page  of 25

“The regulations that impact upon mining activities are The Environmental Protection Agency Act of 2008 and The Mines and Minerals Act of 2009.  In accordance with The Environmental Protection Agency Act of 2008, mining activities may not be undertaken unless a valid license to mine has been issued.  In accordance with The Mines and Minerals Act of 2009, a license to undertake small scale or large scale mining may not be issued until the Minister of Mines has undertaken an environmental impact assessment and taken into consideration the need to conserve the natural resource and the land from which it is extracted.  The Mines and Minerals Act of 2009 makes no reference to any such prerequisites for artisanal mining.”

Exploration for all Projects page 25

10.	We do not understand the statement that the Competent Persons was prepared by Berhe Dolbear LTD. Please advise.

Response: The Company has deleted that statement from its filing.

11.
Please tell us if West African Diamonds plc is under your control. If this company is not under your control then please remove the reference to West African Diamonds plc and limit your disclosure to the properties that are under your control.

Response: The Company has deleted that reference from its filing.

Personnel, page 28

New Consultant, page 28

12.
We note the apparent significance of Charles Huggins to your business. In view of this significance, please revise your filing to provide information about his background and business experience. Please refer to Item 401(c) of Regulation S-K.

Response: The Company has revised its disclosure to provide additional information of Mr. Huggins background and business experience as follows:

“Mr. Huggins has, over the past 20 years been involved in numerous business ventures throughout West Africa, all of which have involved natural resources, including such activities as the purchase of such resources in country and sale of the same on the international market, the acquisition of recovery rights and other like activities.  Mr. Huggins was also the founder of Jyork Industries, Inc. He has also developed strong relationships with West African business leaders and become well acquainted with the governmental processes and regulations that are involved in the various types of dealings.”

Oraco Resources
January 23, 2012
Page  of 25

Security Ownership of Certain Beneficial Owners, page 41

13.
We note your response to comment 32 in our letter dated June 24, 2011. Please tell us who controls Otoro Holdings, LLC. In addition, regarding the 18,001,500 shares that you issued to the former shareholders of ORI and Jyork, please provide us with the names of the shareholders who received these shares and the number of shares each such shareholder received. For any shareholder that is not a natural person, please tell us the name or names of the natural persons who ultimately control the disposition of the shares.

Response: The table below includes the names of the former shareholders of ORI and Jyork who received the 18,001,500 shares of common stock of the Issuer.

Name of the Former Shareholders of ORI and Jyork	Number of Issuer Shares
Otoro Holdings, LLC(1)	11,500,000	Former shareholder of ORI and Jyork. -Exchanged his 9,500,000 ORI shares for 9,500,000 shares of the Issuer. -Exchanged his 20,000 Jyork shares for 2,000,000 shares of the Issuer.
Bradley Rosen	2,000,000	Former shareholder of ORI. Exchanged his 2,000,000 ORI shares for 2,000,000 shares of the Issuer.
Chris Butchko	2,000,000	Former shareholder of ORI. Exchanged his 2,000,000 ORI shares for 2,000,000 shares of the Issuer.
Anne Thomas	1,500,000	Former shareholder of ORI. Exchanged her 1,500,000 ORI shares for 1,500,000 shares of the Issuer.
Ansumana Jaia Kaikai	1,000,000	Former shareholder of Jyork. Exchanged 10,000 Jyork shares for 1,000,000 shares of the Issuer.
Summit Capital USA Inc.(2)	1,500	Former shareholder of ORI. Exchanged 1,500 ORI shares for 1,500 shares of the Issuer.
Total:	18,001,500
(1)	Charles Huggins, President and owner of Otoro Holdings, LLC, controls the disposition of the shares held by Otoro Holdings, LLC.
(2)	Gregg C. Johnson, Chief Executive Officer of Summit Capital USA Inc., controls the disposition of the shares held by Summit Capital USA Inc.

Item 9.01 Financial Statements and Exhibits, page 51

14.
We note your response to comment 37 in our letter dated June 24, 2011. Please note that the fact that the agreements covering Gbense Tailings Number 5, Zimmi Mining and Nimimni Hills contain non-disclosure obligations does not constitute a basis for failing to file the agreements as exhibits if the agreements are required to be filed pursuant to Item 601 of Regulation S-K. Based on your revised disclosure, it appears that these agreements could be material contracts. Material contracts should be filed pursuant to Item 601(b)(10) of Regulation S-K. As previously requested, please tell us why you have chosen not to file these agreements or, if you have now concluded that these agreements should be filed, please file the agreements with your next Exchange Act filing. Please note that if you wish to request confidential treatment for certain portions of the agreements, please refer to Rule 24b-2 under the Exchange Act and Staff Legal Bulletin No. 1 (with Addendum), dated February 28, 1997 (Addendum dated July 11, 2001), which is available on our website.

Oraco Resources
January 23, 2012
Page  of 25

Response: The Company has concluded that the agreements covering Gbense Tailings Number 5, Zimmi Mining and Nimini Hills should be filed pursuant to Item 601 of Regulation S-K. The agreements are being filed as exhibits to Amendment No. 2 to Current Report on Form 8-K filed on approximately January 23, 2012.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Period Ended June 30, 2011

Evaluation of Disclosure Controls and Procedures, page 20, Signatures, page 33 and Exhibits 31.2 and 32.2

15.
We note that you identify Bradley Rosen as both your chief executive officer and your principal financial officer in your disclosure controls and procedures disclosure on page 20 and on the signature page to the report. We further note that in the certifications filed as Exhibits 31.2 and 32.2 you identify Chris Butchko as your principal financial officer. Please explain to us the basis for this apparent inconsistency. In addition, please file an amendment to your filing to correct this inconsistency. The amendment should consist of the entire filing and not just a revised signature page or certifications.

Response: The Company filed Amendment No. 2 to Form 10-Q for the period ended June 30, 2011 on November 23, 2011 to remove the certifications filed as Exhibits 31.2 and 32.2 which were included due to an inadvertent error made by the EDGAR filer.

16.
In view of the inconsistency in your filing as to who constituted your principal financial officer, as described in the comment above, please tell us how you were able to conclude that your disclosure controls and procedures were effective as of June 30, 2011.

Response: The inconsistency in the Company’s filings was as a result of an error made by the EDGAR filer at the time of filing and not as a result of the Company. The Company only provided the certifications of Bradley Rosen to the EDGAR filer.

In connection with the response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein
Stoecklein Law Group

Cc:           Bradley Rosen
Oraco Resources, Inc.